Contact

www.linkedin.com/in/mike-g-2896919 (LinkedIn)

Top Skills

Sporting Goods
Footwear
Sales

Mike G.

Founder | Co-founder | CEO | Creative | jbrds_kids | adidas | Mizuno | SMU | Santa Cruz
Washington DC-Baltimore Area

Summary

I'm the Co-founder and CEO of jbrds, a far cry from my boyhood dream of following the footsteps of my hero, Magic Johnson, and running point for the Los Angeles Lakers. Born "long," I was the tall kid from kindergarten through high school. With high hopes of walking onto the SMU basketball team, the coaches broke the hard truth to me before tryouts: Though I was tall enough to play guard at 6'4", my wingspan was a meager 6'1". In other words, they told me I had "T-Rex arms."

My hoop dreams may have been shattered, but my passion for sports remained intact. Armed with a degree in International Studies, I leveraged the leadership and relationship skills I acquired from years as a team player to build a career in sales and marketing, climbing to senior positions at global companies like adidas and Mizuno.

Now, as an entrepreneur, I'm focused on what I've always done best – bringing people together in service of ideas. Capitalizing on my more than two decades of experience as a thought leader, innovator, salesman, and marketer, I work with companies of all sizes to develop brand strategies and match them with the ideal creatives to execute their vision.

Experience

jbrds
Co-Founder
January 2022 - Present (1 year 10 months)

We are starting kids off on the right foot.

www.jbrds.com

Sport Lifestyle Network, Inc.
Co-Founder
April 2020 - January 2022 (1 year 10 months)

Gü-GAT Collective
Founder
July 2017 - July 2021 (4 years 1 month)
Washington D.C. Metro Area

Gilco Sports & Entertainment Marketing
Principal
May 2016 - July 2017 (1 year 3 months)
Bethesda, MD

U.S. Continental Marketing
SVP Sales and Marketing
January 2015 - April 2016 (1 year 4 months)
Corona, CA

adidas
4 years 9 months

Sales Director-adidas | Reebok
April 2014 - December 2014 (9 months)
Portland, Oregon Area

National Sales Director Running Specialty
April 2010 - March 2014 (4 years)

Mizuno USA Inc.
Eastern Regional Manager
November 2007 - April 2010 (2 years 6 months)

Mizuno
Territory Manager
May 1999 - October 2007 (8 years 6 months)

Education

Southern Methodist University
BA, International Studies